UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

INDUSTRI-MATEMATIK INTERNATIONAL CORP.
(Name of Subject Company)

STG OMS ACQUISITION CORP.
STG OMS IRELAND LIMITED
SYMPHONY TECHNOLOGY II-A, L.P.
(Offerors)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

455792101
(Cusip Number of Class of Securities)

Bryan Taylor
STG OMS Acquisition Corp.
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,337,459	$1,136

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 35,249,883 (number of shares of common stock of subject company outstanding on a fully diluted basis) by $0.35 (the purchase price per share offered by Offerors).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2003 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

TENDER OFFER

This Schedule TO relates to the offer by STG OMS Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of STG OMS Ireland Limited (“Parent”), a private limited company incorporated under the laws of Ireland and a wholly owned subsidiary of Symphony Technology II-A, L.P. (“ST II-A”), a limited partnership organized under the laws of the State of Delaware, to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Industri-Matematik International Corp., a Delaware corporation (“Company”), at $.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9, and Item 11.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.    Financial Statements.

Not applicable.

Item 12.    Exhibits.

(a)(1)	Offer To Purchase dated November 12, 2002

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)	Summary Advertisement as published on November 12, 2002

(b)	Not applicable

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger dated as of November 3, 2002 among the Company, STG and Purchaser

(d)(2)	Confidentiality Agreement dated August 20, 2002 between the Company and ST II-A

(d)(3)	Letter Agreement dated October 31, 2002 between Warburg Pincus Investors, L.P. and ST II-A

(d)(4)	Letter Agreement dated November 2, 2002 between the Company, ST II-A and Romesh Wadhwani

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2002

STG OMS ACQUISITION CORP.

By:	/S/ ROMESH WADHWANI

Name: Romesh Wadhwani Title: President
STG OMS IRELAND LIMITED

By:	/S/ BRYAN TAYLOR

Name: Bryan Taylor Title: Secretary
SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC its General Partner
By:	/S/ ROMESH WADHWANI

Name: Romesh Wadhwani Title: Chief Executive Officer and Managing Director

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer To Purchase dated November 12, 2002

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)	Summary Advertisement as published on November 12, 2002

(d)(1)	Agreement and Plan of Merger dated as of November 3, 2002 among the Company, STG and Purchaser

(d)(2)	Confidentiality Agreement dated August 20, 2002 between the Company and ST II-A

(d)(3)	Letter Agreement dated October 31, 2002 between Warburg Pincus Investors, L.P. and ST II-A

(d)(4)	Letter Agreement dated November 2, 2002 between the Company, ST II-A and Romesh Wadhwani